UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
Amendment #1

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of May 2005

Commission File Number 1-15032

Enodis plc
(Company’s name in English)

Washington House, 40-41 Conduit Street
London, W1S 2YQ, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the Company files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒  Form 40-F: ☐

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:☐ No: ☒

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:☐  No: ☒

Indicate by check mark whether the Company, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:☐  No: ☒

If “Yes” is marked, indicate below the file number assigned to the Company in connection with Rule 12g3-2(b): 82-________.

Explanatory Notes:

On May 19, 2005, Enodis plc (the “Company”) is sending a circular to its shareholders regarding an Extraordinary General Meeting of shareholders to be held on June 13, 2005 seeking the approval of the shareholders to reduce the share capital of the Company and to amend the Company’s Articles of Association as described in the circular. The circular is incorporated herein by this reference, and the full text of the circular is attached as Exhibit 99.1 to this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENODIS PLC

May 19, 2005	By:	/s/ David McCulloch
Name: David McCulloch
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit
Number  Description

    99.1.          Circular, sent May 19, 2005, regarding Extraordinary General Meeting of shareholders to be held on June 13, 2005.